Exhibit 99.1

Starfield Announces Resignation of CEO

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S./

TORONTO, Aug. 29, 2011 /CNW/ - Starfield Resources Inc. (TSX: SRU) ("Starfield", "the Company")  today announced that it has received and accepted the resignation of its Chief Executive Officer, Mr. Andre Douchane, effective November 30, 2011. The Company will be looking for a replacement in due course.

Mr. Norm Betts, Chairman of the Company said, "The Board would like to thank Andre for his contribution to Starfield, particularly in regards to the development of the Ferguson Lake asset, and wish him well in the future."

As previously announced, the Company is continuing to review its strategic alternatives for the business, and is completing its summer exploration drilling programs at its properties in Stillwater, Montana and Ferguson Lake, Nunavut. The Company expects to receive results in the near future.

About Starfield

Starfield Resources Inc. is an advanced exploration and development stage company.  The Company's primary asset is its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada. Additional assets include a nickel-copper-cobalt-PGE-chrome project in the Stillwater district of Montana with historic copper, nickel, chromite resources (non 43-101 and not to be relied on), and the Moonlight copper project in California with significant NI 43-101 copper resources.

Starfield has also funded the development of a novel, environmentally friendly and energy efficient hydrometallurgical flow sheet to recover metals from massive sulphides.

Forward-Looking Statements

This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information:
André J. Douchane President and CEO 416-860-0400 ext. 222 adouchane@starfieldres.com	Greg Van Staveren Chief Financial Officer 416-860-0400 ext. 223 gvanstaveren@starfieldres.com	Investor Relations 416-860-0400 info@starfieldres.com

 www.starfieldres.com

CO: Starfield Resources Inc.

CNW 07:57e 29-AUG-11